Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

EARNINGS RELEASE—INTERIM RESULTS FOR THE PERIOD ENDED JUNE 30, 2020

Highlights

For the three months ended June 30, 2020, KNOT Offshore Partners LP (“KNOT Offshore Partners” or the “Partnership”):

•                  Generated total revenues of $70.3 million, operating income of $33.4 million and net income of $21.7 million.

•                  Generated Adjusted EBITDA of $55.8 million (1)

•                  Generated distributable cash flow of $30.7 million (1)

•                  Reported a distribution coverage ratio of 1.70 (2)

•                  Fleet operated with 99.7% utilization for scheduled operations.

Other events:

•                  On April 20, 2020, Eni exercised two of its one-year options to extend the time charter of the Torill Knutsen until November 2022. In connection with the early exercise by Eni of its options, the Partnership granted Eni a further option to extend the time charter by one additional one-year period. Eni now has the option to extend the time charter by two one-year periods until November 2024.

•                  The charterer of the Windsor Knutsen, a subsidiary of Royal Dutch Shell (“Shell”), did not notify the Partnership by the due date of its intention to exercise its option to extend the time charter for the vessel.  The charter will therefore expire in or around October 2020, the precise date to be fixed in accordance with the redelivery window as specified in the charter. As a result, the Partnership is currently exploring other options to recharter the vessel with a number of potential charterers, including a subsidiary of Knutsen NYK Offshore Tankers AS, the owner of the Partnership’s general partner (“Knutsen NYK”) for a potential charter term of six months, with an option for Knutsen NYK to extend for an additional six months.

•                  On August 13, 2020, the Partnership paid a quarterly cash distribution of $0.52 per common unit with respect to the quarter ended June 30, 2020 to all common unitholders of record on July 30, 2020. On August 13, 2020, the Partnership paid a cash distribution to holders of Series A Preferred Units with respect to the quarter ended June 30, 2020 in an aggregate amount equal to $1.8 million.

Financial Results Overview

Total revenues were $70.3 million for the three months ended June 30, 2020 (the “second quarter”) compared to $67.8 million for the three months ended March 31, 2020 (the “first quarter”). The increase was mainly related to receipt of full earnings from the Raquel Knutsen in the second quarter compared to reduced earnings in the first quarter as a result of 64 offhire days for the vessel to finish its scheduled first special survey drydocking.

Vessel operating expenses for the second quarter of 2020 were $13.1 million, a decrease of $2.5 million from $15.6 million in the first quarter of 2020. The decrease was mainly due to lower operating cost on average for the fleet due to the strengthening of the U.S Dollar against the Norwegian Kroner (NOK) and decreased expenses for bunkers consumption, which were higher in the first quarter as a result of the drydocking of the Raquel Knutsen.

General and administrative expenses were $1.3 million for the second quarter compared to $1.4 million for the first quarter.

(1)  EBITDA, Adjusted EBITDA and distributable cash flow are non-GAAP financial measures used by management and external users of the Partnership’s financial statements. Please see Appendix A for definitions of EBITDA, Adjusted EBITDA and distributable cash flow and a reconciliation to net income, the most directly comparable GAAP financial measure.

(2)  Distribution coverage ratio is equal to distributable cash flow divided by distributions declared for the period presented.

Depreciation was $22.5 million for the second quarter, an increase of $0.1 from $22.4 million in the first quarter. The increase is mainly due to increased drydock depreciation for the Raquel Knutsen after the drydocking in the first quarter.

As a result, operating income for the second quarter was $33.4 million compared to $28.4 million in the first quarter.

Interest expense for the second quarter was $8.5 million, a decrease of $2.0 million from $10.5 million for the first quarter. The decrease was mainly due to lower LIBOR on average for all credit facilities.

Realized and unrealized loss on derivative instruments was $3.1 million in the second quarter, compared to $23.7 million in the first quarter. The unrealized non-cash element of the mark-to-market loss was $2.8 million for the second quarter of 2020 compared to $23.9 million for the first quarter of 2020. Of the unrealized loss for the second quarter of 2020, $3.5 million is related to a mark-to-market loss on interest rate swaps due to a decrease in the US swap rate and a gain of $0.7 million is related to foreign exchange contracts.

As a result, net income for the second quarter of 2020 was $21.7 million compared to a net loss of $6.1 million for the first quarter of 2020.

Net income for the second quarter of 2020 increased by $13.5 million to $21.7 million from net income of $8.2 million for the three months ended June 30, 2019. Operating income for the second quarter of 2020 increased by $1.4 million to $33.4 million compared to operating income of $31.9 million in the second quarter of 2019, mainly due to lower operating cost on average for the fleet. Total finance expense for the second quarter of 2020 decreased by $12.0 million to $11.7 million compared to finance expense of $23.7 million for the second quarter of 2019. The decrease was mainly due to lower unrealized losses on derivative instruments and lower average interest costs, mainly due to a decrease in the US LIBOR rate.

Distributable cash flow was $30.7 million for the second quarter of 2020 compared to $23.9 million for the first quarter of 2020. The increase in distributable cash flow is mainly due to full earnings from the Raquel Knutsen due to its scheduled drydocking which was finished in the first quarter and lower average operating cost for the fleet. The distribution declared for the second quarter of 2020 was $0.52 per common unit, equivalent to an annualized distribution of $2.08.

COVID-19

The outbreak of the coronavirus (“COVID-19”) has negatively affected global economic activity, including the demand for oil and oil shipping, which may materially impact the Partnership’s operations and the operations of its customers and suppliers.

Although the Partnership’s operations have not been materially affected by the COVID-19 outbreak to date, the ultimate length and severity of the COVID-19 outbreak and its potential impact on the Partnership’s business, financial condition and results of operations is uncertain at this time. The virus outbreak has increased uncertainty in a number of areas of the Partnership’s business, including operational, commercial and financial activities.

The Partnership’s focus continues to be on ensuring the health and safety of employees while providing safe and reliable operations for customers. All crew on board and staff onshore are taking precautions with respect to social distancing, personal hygiene and other measures and following all local guidelines and regulations to minimize the spread of the virus. To date, the Partnership has not had any material service interruptions on its vessels as a result of COVID-19 and none of its vessels are planned to drydock in 2020.

Due to international travel restrictions, there have been challenges in respect of crew changes and maintenance support; however the Partnership has been able to carry out crew changes in both Europe and Brazil, crew changes continue to occur with regularity and maintenance has continued to be performed, or in some cases postponed, where it is safe and possible to do so. The majority of such difficulties are a result of either local lockdowns or transportation or logistical restrictions. The Partnership expects that it will incur somewhat higher crewing expenses to ensure appropriate mitigation actions are in place to minimize risks of outbreaks. The closure of, or restricted access to, ports and terminals in regions affected by the virus may lead to further operational impacts that result in higher costs. It is possible that an outbreak onboard a vessel could prevent the Partnership from meeting its obligations under a charter, resulting in an off-hire claim and loss of revenue. Any outbreak of COVID-19 on board one of the Partnership’s vessels or that affects any of the Partnership’s main suppliers could cause an inability to replace critical supplies or parts, maintain adequate crewing or fulfill the Partnership’s obligations under its time charter contracts which in turn could result in off-hire or claims for the impacted period.

COVID-19 has placed downward pressure on economic activity and energy demand during the first and second quarters of 2020, and there remains significant uncertainty regarding near-term future oil demand and, therefore, shipping requirements. The fall in oil prices since the end of 2019 has caused many oil exploration and production companies, including certain of our customers, to cut their production forecasts for 2020 and beyond and / or reduce or delay planned future capital expenditures, particularly on new projects. This could have an impact on the demand for shuttle tankers in the short and medium term and, given the uncertainty around the continuation of the COVID-19 situation, this dampening of demand could persist in the long term. Such developments could affect the number of new offshore projects and the overall outlook for oil production, which could eventually and in turn impact the demand and pricing for shuttle tankers. Furthermore, the Partnership may be unable to re-charter its vessels at attractive rates in the future, particularly for vessels that are coming off charter in the next two years.

Although the Partnership is exposed to the uncertainty of cash flows from its time charter contracts arising from the credit risk associated with the individual charterers, the Partnership believes that its charter contracts, all with subsidiaries of national oil companies and oil majors, largely insulates the Partnership from this risk in most scenarios. Notwithstanding, any extended period of non-payment or idle time between charters could adversely affect the Partnership’s future liquidity, results of operations and cash flows. The Partnership has not so far experienced any reduced or non-payments for obligations under the Partnership’s time charter contracts and the Partnership has not provided concessions or made changes to the terms of payment for customers.

COVID-19 has had a sustained impact on global capital and bank credit markets, affecting access, timing and cost of capital. The responses of governments around the world to manage the impact of the virus have led to lower interest rates and volatility in the prices of equities, bonds, commodities and their respective derivatives. The Partnership’s common unit price has declined significantly this year, mainly due to the impact of COVID-19 on the wider economy and sentiment in the energy and shipping sectors. In these current market conditions with lower unit prices, issuing new common equity is a less viable and more expensive option for accessing liquidity. The Partnership does not have long term debt maturing before August 2021. Should the Partnership be unable to obtain refinancing for this debt or other debt in the future, it may not have sufficient funds or other assets to satisfy all of its obligations, which would have a material adverse effect on its business, results of operations and financial condition.

Operational Review

The Partnership’s vessels operated throughout the second quarter of 2020 with 99.7% utilization for scheduled operations.

On April 20, 2020, Eni exercised two of its one-year options to extend the time charter of the Torill Knutsen until November 2022. In connection with the early exercise by Eni of its options, the Partnership granted Eni a further option to extend the time charter by one additional one-year period. Eni now has the option to extend the time charter by two one-year periods until November 2024.

The charterer of the Windsor Knutsen, a subsidiary of Shell, did not notify the Partnership by the due date of its intention to exercise its option to extend the time charter for the vessel. The charter will therefore expire in or around October 2020, the precise date to be fixed in accordance with the redelivery window as specified in the charter. As a result, the Partnership is currently exploring other options to recharter the vessel with a number of potential charterers, including a subsidiary of Knutsen NYK for a potential charter term of six months, with an option for Knutsen NYK to extend for an additional six months.

Financing and Liquidity

As of June 30, 2020, the Partnership had $70.1 million in available liquidity, which consisted of cash and cash equivalents of $41.4 million and $28.7 million of capacity under its revolving credit facilities. The revolving credit facilities mature in August 2021 and September 2023. The Partnership’s total interest-bearing debt outstanding as of June 30, 2020 was $959.8 million ($953.7 million net of debt issuance cost). The average margin paid on the Partnership’s outstanding debt during the second quarter of 2020 was approximately 2.1% over LIBOR.

As of June 30, 2020, the Partnership had entered into various interest rate swap agreements for a total notional amount of $627.1 million to hedge against the interest rate risks of its variable rate borrowings. As of June 30, 2020, the Partnership receives interest based on three or six-month LIBOR and pays a weighted average interest rate of 1.74% under its interest rate swap agreements, which have an average maturity of approximately 3.6 years. The Partnership does not apply hedge accounting for derivative instruments, and its financial results are impacted by changes in the market value of such financial instruments.

As of June 30, 2020, the Partnership’s net exposure to floating interest rate fluctuations on its outstanding debt was approximately $291.3 million based on total interest-bearing debt outstanding of $959.8 million, less interest rate swaps of $627.1 million and less cash and cash equivalents of $41.4 million. The Partnership’s outstanding interest-bearing debt of $959.8 million as of June 30, 2020 is repayable as follows:

(U.S. Dollars in thousands)	Period repayment	Balloon repayment
Remaining 2020	$42,973	$—
2021	86,546	95,811
2022	71,210	236,509
2023	55,535	202,185
2024	13,873	123,393
2025 and thereafter	1,307	30,500
Total	$271,444	$688,398

Distributions

On August 13, 2020, the Partnership paid a quarterly cash distribution of $0.52 per common unit with respect to the quarter ended June 30, 2020 to all common unitholders of record on July 30, 2020. On August 13, 2020, the Partnership paid a cash distribution to holders of Series A Preferred Units with respect to the quarter ended June 30, 2020 in an aggregate amount equal to $1.8 million.

Outlook

There are no dry dockings scheduled for any of the Partnership’s vessels during the remainder of 2020.

As of June 30, 2020, the Partnership’s fleet of sixteen vessels had charters with an average remaining fixed duration of 2.4 years. In addition, the charterers of the Partnership’s time charter vessels have options to extend their charters by an additional 3.9 years on average.

During the second quarter, Knutsen NYK entered into two new long-term time charters for newbuildings to be constructed by the Cosco (Zhoushan) Shipyard. The first is a 5-year fixed time charter with Galp Sinopec Brazil Services B.V., which may be extended by the charterer for up to two three-year periods. The vessel will operate in Brazil and delivery is scheduled for March 2021. The second is a 5-year fixed time charter with Petro China International (America) Inc., a subsidiary of PetroChina Company Limited, which may be extended by the charterer for up to five one-year periods. The vessel will operate in Brazil and delivery is scheduled for June 2022.

Knutsen NYK has five additional newbuilding shuttle tankers under construction, all of which are under contract for long-term charter. Two of these vessels will be chartered to Equinor, with deliveries scheduled from the shipyard in September 2020 and November 2020. The vessels are expected to operate in Brazil under time charters with a fixed term of 7 and 5 years with options to extend for up to 20 years.

Pursuant to the omnibus agreement the Partnership entered into with Knutsen NYK at the time of its initial public offering, the Partnership has the option to acquire from Knutsen NYK any offshore shuttle tankers that Knutsen NYK acquires or owns that are employed under charters for periods of five or more years.

There can be no assurance that the Partnership will acquire any additional vessels from Knutsen NYK.

The Board believes that demand for existing and for newbuild shuttle tankers will continue to be driven over the long term based on the requirement to replace older tonnage in the North Sea and Brazil and by further expansion into deep water offshore oil production areas such as in Pre-salt Brazil and the Barents Sea.

Although the Partnership’s operations have not yet been materially impacted by the outbreak of COVID-19 or the recent decline in oil prices, the length and severity of the COVID-19 outbreak and the persistence of a low oil price environment still cannot be estimated at this time.  Such developments could affect the number of new offshore projects and the overall outlook for the production of oil, which could eventually and in turn impact the demand and pricing for shuttle tankers.

The Partnership acknowledges the announcements made by its charterers and the oil industry with respect to near-term capital expenditure cuts that are expected to cause certain new developments in Brazil and the North Sea to be delayed. However the Partnership remains positive with respect to the mid to long term outlook for the growth in demand for shuttle tankers and this view is supported by the significant developments that continue to be announced in Brazil, in particular, and the foreseeable delivery pipeline of floating, production, storage and offloading (FPSO) units.

About KNOT Offshore Partners LP

KNOT Offshore Partners owns operates and acquires shuttle tankers under long-term charters in the offshore oil production regions of the North Sea and Brazil. KNOT Offshore Partners owns and operates a fleet of sixteen offshore shuttle tankers with an average age of 7.0 years.

KNOT Offshore Partners is structured as a publicly traded master limited partnership. KNOT Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “KNOP.”

The Partnership plans to host a conference call on Thursday, August 27, 2020 at 11 AM (Eastern Time) to discuss the results for the second quarter of 2020, and invites all unitholders and interested parties to listen to the live conference call by choosing from the following options:

•                  By dialing 1-855-209-8259 from the US, dialing 1-855-669-9657 from Canada or 1-412-542-4105 if outside North America (please ask to be joined into the KNOT Offshore Partners LP call).

•                  By accessing the webcast, which will be available for the next seven days on the Partnership’s website: www.knotoffshorepartners.com.

August 26, 2020
KNOT Offshore Partners L.P.
Aberdeen, United Kingdom

Questions should be directed to:
Gary Chapman (+44 7496 170 620)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended			Six Months Ended
(U.S. Dollars in thousands)	June 30, 2020	March 31, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Time charter and bareboat revenues	$70,250	$67,226	$70,908	$137,476	$141,456
Other income (1)	9	598	14	607	15
Total revenues	70,259	67,824	70,922	138,083	141,471
Vessel operating expenses	13,112	15,634	15,301	28,746	29,757
Depreciation	22,451	22,373	22,429	44,824	44,860
General and administrative expenses	1,337	1,387	1,264	2,724	2,561
Total operating expenses	36,900	39,394	38,994	76,294	77,178
Operating income	33,359	28,430	31,928	61,789	64,293
Finance income (expense):
Interest income	3	118	233	121	471
Interest expense	(8,512)	(10,462)	(13,186)	(18,974)	(26,844)
Other finance expense	(199)	(108)	(286)	(307)	(404)
Realized and unrealized gain (loss) on derivative instruments (2)	(3,092)	(23,690)	(10,318)	(26,782)	(16,247)
Net gain (loss) on foreign currency transactions	127	(424)	(192)	(297)	(218)
Total finance expense	(11,673)	(34,566)	(23,749)	(46,239)	(43,242)
Income (loss) before income taxes	21,686	(6,136)	8,179	15,550	21,051
Income tax benefit (expense)	(3)	(3)	(3)	(6)	(6)
Net income (loss)	21,683	(6,139)	8,176	15,544	21,045
Weighted average units outstanding (in thousands of units):
Common units	32,694	32,694	32,694	32,694	32,694
General Partner units	615	615	615	615	615

(1)                                 Other income for the first quarter of 2020 is mainly related to cargo carried from Brazil to Europe on the drydocking voyage for the Raquel Knutsen scheduled drydocking. As a result the Partnership received $0.6 million for this extra voyage and the additional revenue has been classified as other income.

(2)                                 Realized gains (losses) on derivative instruments relate to amounts the Partnership actually received (paid) to settle derivative instruments, and the unrealized gains (losses) on derivative instruments related to changes in the fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended			Six Months Ended
(U.S. Dollars in thousands)	June 30, 2020	March 31, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Realized gain (loss):
Interest rate swap contracts	$(191)	$203	$1,168	$12	$2,246
Foreign exchange forward contracts	(109)	—	(658)	(109)	(1,446)
Total realized gain (loss):	(300)	203	510	(97)	800
Unrealized gain (loss):
Interest rate swap contracts	(3,457)	(22,982)	(11,521)	(26,438)	(18,619)
Foreign exchange forward contracts	665	(911)	693	(247)	1,572
Total unrealized gain (loss):	(2,792)	(23,893)	(10,828)	(26,685)	(17,047)
Total realized and unrealized gain (loss) on derivative instruments:	$(3,092)	$(23,690)	$(10,318)	$(26,782)	$(16,247)

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(U.S. Dollars in thousands)	At June 30, 2020	At December 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$41,436	$43,525
Amounts due from related parties	1,728	2,687
Inventories	2,242	2,292
Derivative assets	39	920
Other current assets	4,072	3,386
Total current assets	49,517	52,810

Long-term assets:
Vessels, net of accumulated depreciation	1,635,546	1,677,488
Right-of-use assets	1,516	1,799
Intangible assets, net	983	1,286
Derivative assets	—	648
Accrued income	3,424	3,976
Total Long-term assets	1,641,469	1,685,197
Total assets	$1,690,986	$1,738,007

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable	$2,496	$2,730
Accrued expenses	4,755	6,617
Current portion of long-term debt	83,523	83,453
Current lease liabilities	585	572
Current portion of derivative liabilities	7,211	910
Income taxes payable	18	98
Current portion of contract liabilities	1,518	1,518
Prepaid charter	3,776	6,892
Amount due to related parties	1,250	1,212
Total current liabilities	105,132	104,002

Long-term liabilities:
Long-term debt	870,150	911,943
Lease liabilities	931	1,227
Derivative liabilities	23,987	5,133
Contract liabilities	2,927	3,685
Deferred tax liabilities	323	357
Total long-term liabilities	898,318	922,345
Total liabilities	1,003,450	1,026,347
Commitments and contingencies
Series A Convertible Preferred Units	89,264	89,264
Equity:
Partners’ capital:
Common unitholders	587,562	611,241
General partner interest	10,710	11,155
Total partners’ capital	598,272	622,396
Total liabilities and equity	$1,690,986	$1,738,007

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS’ CAPITAL

	Partners’ Capital		Accumulated Other Comprehensive Income (Loss)	Total Partners’ Capital	Series A Convertible Preferred Units
(U.S. Dollars in thousands)	Common Units	General Partner Units
Three Months Ended June 30, 2019 and 2020
Consolidated balance at March 31, 2019	$624,408	$11,402	$—	$635,810	$89,264
Net income	6,258	118	—	6,376	1,800
Other comprehensive income	—	—	—	—	—
Cash distributions	(17,701)	(333)	—	(18,034)	(1,800)
Consolidated balance at June 30, 2019	$612,965	$11,187	$—	$624,152	$89,264

Consolidated balance at March 31, 2020	$585,748	$10,675	$—	$596,423	$89,264
Net income	19,515	368	—	19,883	1,800
Other comprehensive income	—	—	—	—	—
Cash distributions	(17,701)	(333)	—	(18,034)	(1,800)
Consolidated balance at June 30, 2020	587,562	10,710	—	598,272	89,264

Six Months Ended June 30, 2019 and 2020
Consolidated balance at December 31, 2018	$631,244	$11,531	$—	$642,775	$89,264
Net income	17,123	322	—	17,445	3,600
Other comprehensive income	—	—	—	—	—
Cash distributions	(35,402)	(666)	—	(36,068)	(3,600)
Consolidated balance at June 30, 2019	$612,965	11,187	—	624,152	89,264

Consolidated balance at December 31, 2019	$611,241	$11,155	$—	$622,396	$89,264
Net income	11,723	221	—	11,944	3,600
Other comprehensive income	—	—	—	—	—
Cash distributions	(35,402)	(666)	—	(36,068)	(3,600)
Consolidated balance at June 30, 2020	$587,562	$10,710	$—	$598,272	$89,264

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	Six Months Ended June 30,
(U.S. Dollars in thousands)	2020	2019
OPERATING ACTIVITIES
Net income (loss)	$15,544	$21,045
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	44,824	44,860
Amortization of contract intangibles / liabilities	(456)	(456)
Amortization of deferred debt issuance cost	1,262	1,314
Drydocking expenditure	(2,666)	69
Income tax expense	6	6
Income taxes paid	(78)	(121)
Unrealized (gain) loss on derivative instruments	26,685	17,047
Unrealized (gain) loss on foreign currency transactions	(56)	30
Changes in operating assets and liabilities:
Decrease (increase) in amounts due from related parties	959	(363)
Decrease (increase) in inventories	50	4
Decrease (increase) in other current assets	(699)	(71)
Decrease (increase) in accrued revenue	551	(567)
Increase (decrease) in trade accounts payable	(198)	(1,843)
Increase (decrease) in accrued expenses	(1,861)	(173)
Increase (decrease) prepaid charter	(3,116)	1,121
Increase (decrease) in amounts due to related parties	38	119
Net cash provided by operating activities	80,789	82,021

INVESTING ACTIVITIES
Disposals (additions) to vessel and equipment	(216)	—
Net cash (used in) investing activities	(216)	—

FINANCING ACTIVITIES
Repayment of long-term debt	(42,973)	(41,661)
Payment of debt issuance cost	(13)	21
Cash distributions	(39,668)	(39,668)
Net cash (used in) financing activities	(82,654)	(81,308)
Effect of exchange rate changes on cash	(8)	4
Net increase (decrease) in cash and cash equivalents	(2,089)	717
Cash and cash equivalents at the beginning of the period	43,525	41,712
Cash and cash equivalents at the end of the period	$41,436	$42,429

APPENDIX A—RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, distributions on the Series A Convertible Preferred Units, other non-cash items and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. The Partnership believes distributable cash flow is an important measure of operating performance used by management and investors in publicly-traded partnerships to compare cash generating performance of the Partnership from period to period and to compare the cash generating performance for specific periods to the cash distributions (if any) that are expected to be paid to the common unitholders, the Partnership’s general partner and the holder of the incentive distribution rights. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of KNOT Offshore Partners’ performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

(U.S. Dollars in thousands)	Three Months Ended June 30 2020 (unaudited)	Three Months Ended March 31 2020 (unaudited)
Net income (loss)	$21,683	$(6,139)
Add:
Depreciation	22,451	22,373
Other non-cash items; amortization of deferred debt issuance cost	626	636
Other non-cash items; accrued revenue	276	275
Unrealized losses from interest rate derivatives and foreign exchange currency contracts	2,792	23,893
Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(15,102)	(15,102)
Distribution to Series A Preferred Units	(1,800)	(1,800)
Other non-cash items; deferred revenue	(228)	(228)
Distributable cash flow	$30,698	$23,908
Distributions declared	$18,034	$18,034
Distribution coverage ratio (1)	1.70	1.33

(1)         Distribution coverage ratio is equal to distributable cash flow divided by distributions declared for the period presented.

EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before interest, depreciation and taxes. Adjusted EBITDA refers to earnings before interest, depreciation, taxes and other financial items (including other finance expenses, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions). EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership’s lenders, to assess its financial and operating performance and compliance with the financial covenants and restrictions contained in its financing agreements. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s financial and operating performance. The Partnership believes that EBITDA and Adjusted EBITDA assist its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes and depreciation, as applicable, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including EBITDA and Adjusted EBITDA as financial measures benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as alternatives to net income or any other indicator of Partnership performance calculated in accordance with GAAP.

The table below reconciles EBITDA and Adjusted EBITDA to net income, the most directly comparable GAAP measure.

	Three Months Ended,		Six Months Ended,
(U.S. Dollars in thousands)	June 30, 2020 (unaudited)	June 30, 2019 (unaudited)	June 30, 2020 (unaudited)	June 30, 2019 (unaudited)
Net income (loss)	$21,683	$8,176	$15,544	$21,045
Interest income	(3)	(233)	(121)	(471)
Interest expense	8,512	13,186	18,974	26,844
Depreciation	22,451	22,429	44,824	44,860
Income tax expense	3	3	6	6
EBITDA	52,646	43,561	79,227	92,284
Other financial items (a)	3,164	10,796	27,386	16,869
Adjusted EBITDA	$55,810	$54,357	$106,613	$109,153

(a)         Other financial items consist of other finance expense, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and KNOT Offshore Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

•                  the length and severity of the recent outbreak of COVID-19, including its impact on KNOT Offshore Partners’ business, cash flows and operations as well as the business and operations of its customers, suppliers and lenders;

•                  market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;

•                  Knutsen NYK’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

•                  KNOT Offshore Partners’ ability to make or increase distributions on its common units and to make distributions on its Series A Convertible Preferred Units and the amount of any such distributions;

•                  KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;

•                  KNOT Offshore Partners’ anticipated growth strategies;

•                  the effects of a worldwide or regional economic slowdown;

•                  turmoil in the global financial markets;

•                  fluctuations in currencies and interest rates;

•                  fluctuations in the price of oil;

•      general market conditions, including fluctuations in hire rates and vessel values;

•                  changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

•                  KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

•                  the repayment of debt and settling of any interest rate swaps;

•                  KNOT Offshore Partners’ ability to make additional borrowings and to access debt and equity markets;

•                  planned capital expenditures and availability of capital resources to fund capital expenditures;

•                  KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

•                  KNOT Offshore Partners’ ability to leverage Knutsen NYK’s relationships and reputation in the shipping industry;

•                  KNOT Offshore Partners’ ability to purchase vessels from Knutsen NYK in the future;

•                  KNOT Offshore Partners’ continued ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more;

•                  KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

•                  the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;

•                  timely purchases and deliveries of newbuilds;

•                  future purchase prices of newbuilds and secondhand vessels;

•                  any impairment of the value of KNOT Offshore Partners’ vessels;

•                  KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;

•                  acceptance of a vessel by its charterer;

•                  termination dates and extensions of charters;

•                  the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business, including the availability and cost of low sulfur fuel oil compliant with the International Maritime Organization sulfur emission limit reductions generally referred to as “IMO 2020” that took effect January 1, 2020;

•                  availability of skilled labor, vessel crews and management, including possible disruptions due to the COVID-19 outbreak;

•                  KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;

•                  the anticipated taxation of KNOT Offshore Partners and distributions to its unitholders;

•                  estimated future maintenance and replacement capital expenditures;

•                  Marshall Islands economic substance requirements;

•                  KNOT Offshore Partners’ ability to retain key employees;

•                  customers’ increasing emphasis on environmental and safety concerns;

•                  potential liability from any pending or future litigation;

•                  potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•                  future sales of KNOT Offshore Partners’ securities in the public market;

•                  KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and

•                  other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the U.S Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2019 and subsequent annual reports on Form 20-F and reports on Form 6-K.

All forward-looking statements included in this release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.